SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR'S APRIL TRAFFIC GROWS 12%

The following are Ryanair's passenger and load factor statistics for April 2009.

	Apr 08	Apr 09	Increase	12 mth to 30 Apr 09
Passengers (m) [1]	4.7m	5.3m	+12%	59.1M
Load Factor [2]	79%	82%	+3%	82%
1.	Represents the number of earned seats flown by Ryanair.

2.	Represents the number of passengers as a proportion of the number of seats available for passengers.

Ends.                                                  Wednesday 6th May 2009

For further information:

Stephen McNamara                         Pauline McAlester

Ryanair                                             Murray Consultants

Tel: 00 353 1 812 1271                     Tel: 00 353 1 4980

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  06 May 2009

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director